E. E. Powell & Company, Inc.

Financial Statement and
Report of Independent Registered Public
Accounting Firm
as of December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08193

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: E.E. POWELL & COMPANY INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Northpointe Circle, Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	(402) 215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilley US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza - Suite 3000	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Lee Moffatt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E.E. POWELL & COMPANY INC., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Kelly L. Daye, Notary Public
Butler County
My commission expires July 24, 2026
Commission number 1006274
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

E.E. Powell & Company, Inc.

Table of Contents

December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders of
E.E. Powell & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc. (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 1992.

New York, New York
March 30, 2023

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2022

Assets

Cash	$	95,538
Deposit with Clearing Organization		100,000
Receivable from Clearing Organization		224,211
Prepaid Expenses and Other Assets		8,081
Right-of-Use Asset		94,737
Furniture and Equipment, Net of Accumulated Depreciation of $53,073		9,052
Total Assets	$	531,620

Liabilities and Stockholders' Equity

Liabilities

Accrued Payroll and Related Liabilities	$	84,114
Lease Liability		93,624
Total Liabilities		177,738

Commitments and Contingencies

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding		-
Additional Paid in Capital		353,882
Total Stockholders' Equity		
		353,882
Total Liabilities and Stockholders' Equity		
	$	531,620

See notes to financial statement

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is also a Registered Investment Advisor registered with the state of Pennsylvania.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of investment to be cash equivalents. The Company had no cash equivalents as of December 31, 2022.

Receivable from Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments- Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the report based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For the year ended December 31, 2022, there was no expected credit losses recorded.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the assets or lease term, if shorter, generally ranging from three to seven years.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2022.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company's Federal and Pennsylvania State tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. The federal tax returns for the years ended December 31, 2019, 2020 and 2021 remain subject to examination by the Internal Revenue Service ("IRS"). The tax returns for the years ended December 31, 2019, 2020 and 2021 for Pennsylvania also remain subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Right of use assets and lease liability

The Company has entered into lease agreements for certain facilities, which provide the right to use the underlying asset and require lease payments over the term of the lease. At inception of the lease agreement, the Company assesses whether the agreement conveys the right to control the use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. Each lease is further analyzed to check whether it meets the classification criteria of a finance or operating lease. All identified leases are recorded on the consolidated balance sheet with a corresponding lease right-of-use asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease. The Company has no short-term leases (leases with a term of 12 months or less) or leases of low-value assets. Lease right-of-use assets, net and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily using the incremental borrowing rate based on the information available as of the lease commencement date.

Lease expense for operating leases is recorded on a straight-line basis over the lease term and variable lease costs are recorded as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Finance lease interest expense is recognized based on an effective interest method and depreciation of assets is recorded on a straight-line basis over the shorter of the lease term and useful life of the asset. Both operating and finance lease right of use assets are reviewed for impairment, consistent with other long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. After a right of use asset is impaired, any remaining balance of the asset is amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful life.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2022 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued.

2. Income Taxes

The Company files a federal income tax return, and a state corporate income tax return is filed in Pennsylvania. There are currently no pending U.S. federal or state income tax examinations.

Federal and state income taxes are calculated on pre-tax earnings adjusted for non-deductible expenses and book versus tax depreciation and other differences.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Differences are primarily attributable to depreciation and amortization of assets along with net operating losses. The Company uses accounting methods that recognize tax depreciation sooner than it is recognized for financial statement reporting. As a result, the net value of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. This liability has been offset by a deferred tax asset consisting of net operating loss carryforwards. As of December 31, 2022, the Company had approximately $31,000 in net federal deferred tax assets and $16,000 in net state deferred tax assets. Management has recorded a valuation allowance of approximately $47,000 to offset this potential tax benefit.

Net operating loss carryforwards can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. As of December 31, 2022, the Company has federal and state income tax net operating loss (NOL) carryforwards of approximately $176,000.

2. Commitments and Contingencies

The Company has an operating lease for office space that expires in July 2024. As of December 31, 2022, the Company's operating lease ROU asset and lease liability were $94,737 and $93,624, respectively. The remaining lease term is 1.6 years. The table below summarizes the maturity of the remaining lease liability as of December 31, 2022:

Year Ending December 31:		
2023	$	61,577
2024		35,920
Total	$	97,497
Less present value discount (4.04%)		(3,873)
Present value of lease liability	$	93,624

2. **Commitments and Contingencies (Continued)**

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

3. **Line of Credit**

The Company has a line of credit with a bank available for borrowings up to $100,000 at the prime rate plus 0.5% (8.0% at December 31, 2022). The line of credit has a maturity date of March 9, 2030, and is secured by all assets of the Company. The line of credit is subject to a periodic review by the lender. No amounts were outstanding on the line of credit at December 31, 2022.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $336,749 at December 31, 2022, which was $86,749 in excess of its required net capital of $250,000. The Company's net capital ratio was .25 to 1 at December 31, 2022.

5. **Financial Instruments With Off-Balance Sheet Risk**

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. **Retirement Plan**

The Company sponsors a Simple IRA plan for all eligible employees.

7. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."